SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VCG Holding Corp.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

91821K101

(CUSIP Number)

Donald W. Prosser, Chief Financial Officer

390 Union Blvd., Suite 540, Lakewood, CO 80228, (303) 934-2424

with copies to:

Ralph V. De Martino, Esquire

Cozen O’Connor

1667 K Street, N.W., Suite 500, Washington, D.C. 20006, (202) 912-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Lowrie Management LLLP; IRS #84-1314260
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
Not Applicable
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

4,352,767
8. SHARED VOTING POWER

-
9. SOLE DISPOSITIVE POWER

4,352,767
10. SHARED DISPOSITIVE POWER

-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,352,767
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

50.28% of Common Stock
14.	TYPE OF REPORTING PERSON (See Instructions)

PN

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Introductory Statement

The previous disclosures set forth in Schedule 13D filed by Lowrie Management LLLP (the “Reporting Person”) on May 20, 2003 (the “Original Filing”) are amended by this Amendment No. 1 to Schedule 13D (the “Amended Filing”). Except as set forth in this Item 5(a) and (b) of the Amended Filing, there have been no changes from the Original Filing. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Original Filing.

Item 1. Security and Issuer.

No change from the Original Filing.

Item 2. Identity and Background.

No change from the Original Filing.

Item 3. Source and Amount of Funds or Other Consideration.

No change from the Original Filing.

Item 4. Purpose of Transaction.

No change from the Original Filing.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The Reporting Person is a beneficial owner of 4,352,767 shares of Common Stock, or 50.28% of a total number of the Common Stock shares issued and outstanding as of April 5, 2006, for the purposes of the definition of “beneficial ownership” set forth in Rule 13d-3 promulgated under the Exchange Act. The Reporting Person’s holdings include: (i) 3,204,453 shares of Common Stock as previously reported in the Original Filing and (ii) 1,400,000 shares of Common Stock issued by the Company to the Reporting Person upon its July 1, 2003 election to convert the entire principal amount of a certain Convertible Promissory Note dated June 30, 2002 together with all accrued and und unpaid interest thereon at the conversion rate of $1.00 per share. The Reporting Person’s holdings do not include: (i) 40 shares of Common Stock which were gifted by the Reporting Person on November 1, 2002, but which shares, due to an administrative error, were not included in the Reporting Person’s holdings as reported in the Schedule 13G, (ii) a gift of 91,646 shares by the Reporting Person to a charity on March 27, 2006, (iii) a private sale of 100,000 shares by the Reporting Person to an unrelated individual on April 5, 2006, and (iv) a gift of 60,000 shares from the Reporting Person to an unrelated individual, on April 5, 2006. Troy H. Lowrie, President and the founder of the Reporting Person, and the Reporting Person, in the aggregate, beneficially own 4,943,733 shares of Common Stock, or 57.1% of a total number of the Common Stock shares issued and outstanding as of April 5, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change from the Original Filing.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2006	LOWRIE MANAGEMENT, LLLP, a Colorado limited liability limited partnership

	By:	/s/ Troy H. Lowrie
Troy H. Lowrie
President of the General Partner

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